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                     May 1, 2023

       Yanfei Tang
       Chief Executive Officer and Chief Financial Officer
       ZZLL Information Technology, Inc.
       Unit 1504, 15/F., Carnival Commercial Building
       18 Java Road, North Point Hong Kong

                                                        Re: ZZLL Information
Technology, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            File No. 000-52779

       Dear Yanfei Tang:

               We issued comments to you on the above captioned filing on November 29, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 15, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Patrick Kuhn at (202) 551-3308 or Theresa Brillant at (202) 551-
       3307 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services